Exhibit 12.1

Colonial Realty Limited Partnership
Ratio of Earnings to Fixed Charges

(all dollar amounts in thousands)

	Three Months Ended
	March 31,	Year Ended December 31,
	2005	2004	2003	2002	2001	2000
Earnings:

Pre-tax income before income, loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$3,269	$26,827	$32,629	$42,470	$41,110	$40,735
Amortization of interest capitalized	600	1,800	1,700	1,500	1,300	1,100
Interest capitalized	(1,652)	(6,907)	(5,576)	(8,064)	(10,608)	(9,553)
Distributed income of equity investees	3,335	3,588	2,148	2,073	710	1,365
Fixed charges	27,759	86,277	72,209	72,392	78,782	78,592

Total earnings	$33,311	$111,585	$103,110	$110,371	$111,294	$112,239

Fixed Charges:
Interest expense	$24,877	$75,103	$63,522	$60,692	$66,853	$67,815
Capitalized interest	1,652	6,907	5,576	8,064	10,608	9,553
Debt costs amortization	1,230	4,267	3,111	3,636	1,321	1,224

Total Fixed Charges	$27,759	$86,277	$72,209	$72,392	$78,782	$78,592

Ratio of Earnings to Fixed Charges	1.2	1.3	1.4	1.5	1.4	1.4